

TSX, NYSE American
Symbol: TMQ

News Release

Trilogy Metals Announces 2019 Program and Budgets for the Upper Kobuk Mineral Projects

January 31, 2019 - Vancouver, British Columbia — Trilogy Metals Inc. (**TSX/NYSE American: TMQ**) ("Trilogy Metals", "Trilogy" or the "Company") is pleased to announce its 2019 program and budgets, and provide an update of its corporate activities, including its current and future exploration and permitting activities at the Company's Upper Kobuk Mineral Projects ("UKMP") located in the Ambler Mining District of Northwest Alaska. All amounts are in US dollars.

Highlights of the 2019 Program and Budgets

- Trilogy and South32 Limited (ASX, LSE, JSE: S32; ADR: SOUHY) ("South32") have recently approved budgets totaling $16.2 million to be spent at the UKMP for 2019.

- $9.2 million is approved for the Bornite Project focused on additional exploration drilling for a combination of infill and expansion drilling of the known deposit;

- $7.0 million is approved for the Arctic Project focused on feasibility level engineering and environmental work to complete a feasibility study in 1H 2020 and prepare the project for permitting later this year (2019); and

- Strong cash position to execute the programs.

The Company is well financed to complete these programs. With cash and cash equivalents at its fiscal year-end of $20.0 million and the funding from South32 of $9.2 million, the Company has about $30.0 million to advance the UKMP Projects. Trilogy also has 6.5 million warrants held by large shareholders expiring on July 2, 2019, at an exercise price of $1.52 which is below the Company's current trading price. Trilogy would receive an additional $10 million with the full exercise of the warrants.

Rick Van Nieuwenhuyse, President and CEO of Trilogy Metals commented, "2018 was a busy and successful year for Trilogy and we expect more of the same for 2019. This is the last year of the South32 Option Agreement and we look forward to working with South32 to execute this year's program. With the Bureau of Land Management ("BLM") plan to complete a Draft Environmental Impact Statement ("EIS") on the Ambler Access Road (AMDIAP) by the summer and a Final EIS by the end of the year, investors can count on several very significant catalysts in the year ahead. Trilogy is well financed to advance our Arctic and Bornite projects and we look forward to keeping investors informed of our progress."

South32

In mid-December Trilogy's President and CEO, Rick Van Nieuwenhuyse, and the Company's technical team, attended meetings with representatives of South32 at their headquarters in Perth, Australia. The purpose of the meetings was to review the results from the 2018 field programs at the Company's UKMPs and to formulate plans for the 2019 summer field season.

On April 10, 2017, Trilogy Metals entered into an Option Agreement to form a Joint Venture with South32 on the Company's Upper Kobuk Minerals Projects ("Option Agreement"). Under the terms of the Option Agreement, Trilogy Metals granted South32 the right to form a 50/50 joint venture.

South32 may exercise its option at any time to form the 50/50 joint venture ("JV") but must do so by January 31, 2020. To subscribe for 50% of the JV, South32 must contribute $150 million, plus allowances and amounts Trilogy has spent at the Arctic Project during the option period to a maximum of $5 million per year less the amount of the Initial Funding contributed by South32. The Company will transfer its assets into the newly formed JV company. For more details on the agreement please see the press release dated April 10, 2017.

To maintain its Option to form the 50/50 JV, South 32 contributed $10 million for the 2017 program, an additional $10.8 million for the 2018 program (which included $800,000 of pre-funding credited for 2019) and are now funding for the 2019 program of $9.2 million – bringing the total option payments to $30 million.

Ambler Mining District Industrial Access Project

On December 17, 2018, Company management attended a meeting with Mr. Joe Balash, who is the United States Department of the Interior's Assistant Secretary for Land and Minerals Management. In this role, Mr. Balash oversees the BLM which is the lead agency in the permitting of the Ambler Mining District Industrial Access Project ("AMDIAP"). During the meeting, Mr. Balash informed the Company that the meetings between the BLM and the Alaska Industrial Development Export Authority ("AIDEA") which is the AMDIAP proponent, have already recommenced and that future meetings are expected in the near term. Mr. Balash stated that the final EIS is expected to be completed by the end of 2019 with the Record of Decision to follow shortly thereafter. The recently updated BLM website states that "the Draft EIS will be completed in late Summer/early Fall 2019. The Final EIS will be completed late Fall/early Winter 2019." We will continue to update shareholders on the AMDIAP permitting as it moves through the EIS process.

Arctic Project

Arctic Feasibility Study and Permitting

The Company will continue to advance engineering and environmental work in 2019 in support of completing a feasibility study and preparing the Arctic Project for permitting. Specifically, the Company will undertake with additional hydrological and geotechnical work at the site along with water management, tailings facility and waste rock containment analysis and design. Additional metallurgical test work to verify ore hardness and grinding characteristics will be carried out on material from the project. The Company expects to complete the feasibility study in the first half of 2020.

Arctic Project Video

Based on the technical report titled "Arctic Project, Northwest Alaska, USA, NI 43-101 Technical Report on Pre-Feasibility Study" with an effective date of February 20, 2018 and a release date of April 6, 2018, the Company has prepared a video of the Arctic Project demonstrating mining, milling and the transportation of concentrates within Alaska to year-round shipping ports near Anchorage. The Arctic Project video is available on the homepage of the Company's website at http://www.trilogymetals.com.

Arctic Ore Sorting Program

Ore sorting test work at the Steinert Labs facility in Kentucky, USA was completed last summer. While early indications were that the application of ore sorting technology could improve the head grades of material being processed at the proposed Arctic grinding mill, by eliminating waste rock, it was also found that the additional capital costs required for the application of this technology more than offset the benefits of increasing the head grades at the grinding mill. However, the test work did demonstrate that the material tested had lower-than-expected hardness which indicates that the mineralized material from the Arctic Deposit may require less grinding, and hence lower processing requirements, than previously expected. This could have positive implications for the estimated capital and operating costs at the Arctic processing facility. The Company will continue to investigate the hardness characteristics of the Arctic material as the Company progresses to a feasibility study at the project.

Bornite Project

Bornite Drilling Results and Resource Estimate

During the 2018 field season at the Bornite Project, the Company completed an additional 12 drill holes comprising 10,123 meters which were designed as infill and extension holes to the 300 to 400 meter step-out holes drilled by the Company's previous round of drilling completed in 2017 (please see the Company's press releases dated December 13, 2018, November 19, 2018, October 9, 2018 and August 23, 2018 for more details on the drilling results).

Notable highlights from this program include (At a cutoff grade of 0.5% copper):

- RC18-246 intersected three mineralized intervals of:
    - 19.6 metres averaging 2.06% copper;
    - 6.1 metres averaging 2.36% copper; and
    - 7.6 metres averaging 1.04% copper.

- RC18-247 intersected two mineralized intervals of:
    - 33.4 metres averaging 0.82% copper; and
    - 20.1 metres averaging 4.55% copper, including 16.4 meters grading 5.34% Copper and 0.21% Cobalt.

- RC18-0248 intersected five mineralized intervals of:
    - 1.0 meter averaging 14.38% copper;
    - 21.3 meters averaging 1.73% copper;
    - 21.0 meters averaging 0.93% copper;
    - 15.1 meters averaging 1.32% copper; and
    - 4.9 meters averaging 2.97% copper.

Trust | Respect | Integrity

- RC18-0249 intersected one mineralized interval of
    - 38.3 meters averaging 1.12% copper.

- RC18-0252 intersected four mineralized intervals of:
    - 2.9 meters averaging 1.95% copper;
    - 3.6 meters averaging 2.63% copper;
    - 12.5 meters averaging 1.49% copper; and
    - 7.5 meters averaging 2.25% copper.

- RC18-0254 intersected six mineralized intervals of:
    - 123.9 meters averaging 1.07% copper;
    - 10.0 meters averaging 0.81% copper;
    - 13.5 meters averaging 0.78% copper;
    - 46.0 meters averaging 0.98% copper;
    - 8.0 meters averaging 0.91% copper; and
    - 29.0 meters averaging 1.68% copper.

The objective of the 2018 drill campaign was to infill and expand the currently defined open pit and underground mineral resources. This drilling campaign was highly successful in that 11 of the 12 drill holes contained intervals of copper-cobalt mineralization. Figure 1 shows the grade-thickness distribution at the Bornite Project prior to the 2017 and 2018 drilling campaigns in which a total of 25 holes were drilled at the project. Figure 2 shows the current distribution of the grade-thickness copper mineralization after incorporating the copper assay results from the 25 drill holes completed during the 2017 and 2018 summer drilling campaigns at the Bornite Project. As seen in Figure 2, copper mineralization has been expanded to the north and northeast and the high-grade core has been bifurcated into two lobes, each of which has grown in size. Mineralization remains open down dip and along strike with additional drilling planned for 2019. The Company is currently working on a National Instrument 43-101 resource update for the Bornite Project which is expected to be completed by the end of February 2019. Drilling during the 2019 field program for Bornite will be a combination of infill and expansion drilling focused on the extension of the known deposit.

Figure 1. Grade-Thickness Map prior to 2017 and 2018 Drilling Programs



Figure 2. Grade-Thickness Map Incorporating Results from 2017 and 2018 Drilling Programs



Trust | Respect | Integrity

Bornite Copper-Cobalt Metallurgy

On June 5, 2018, the Company announced an initial cobalt resource estimate for the Bornite Project of 77 million pounds of inferred cobalt resources (see Tables 1 and 2 for details including grade). An updated technical report entitled "NI 43-101 Technical Report on the Bornite Project, Northwest Alaska, USA" including the inferred cobalt resources was filed by the Company on July 20, 2018 and is available on the Company's website at www.trilogymetals.com and on the Company's profile at www.sedar.com and www.sec.gov.

Upon the completion this resource estimate the Company embarked on a metallurgical study expand on the existing copper recovery results and to investigate various methods of recovering the cobalt at Bornite. Initial results from the metallurgical program are still expected to be made available to the Company in Q1 2019.

Table 1: Estimate of Copper Mineral Resources for the Bornite Deposit

Type	Cut-off (Cu%)	Tonnes (million)	Average Grade Cu (%)	Contained Metal Cu (Mlbs)
In-Pit	0.5	40.5	1.02	913
Total Indicated		**40.5**	**1.02**	**913**
In-Pit	0.5	84.1	0.95	1,768
Below-Pit	1.5	57.8	2.89	3,683
Total Inferred		**141.9**	**1.74**	**5,450**

(1)   Resources stated as contained within a pit shell developed using a metal price of US$3.00/lb Cu, mining costs of US$2.00/tonne, milling costs of US$11/tonne, G&A cost of US$5.00/tonne, 87% metallurgical recoveries and an average pit slope of 43 degrees.
(2)   Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves.
(3)   It is reasonably expected that the majority of Inferred mineral resources could be upgraded to Indicated mineral resources with additional exploration.

Table 2: Estimate of Inferred Cobalt Mineral Resources for the Bornite Deposit

Type	Cut-off (Cu%)	Tonnes (million)	Average Grade Co (%)	Contained Metal Co (Mlbs)
In-Pit	0.5	124.6	0.017	45
Below-Pit	1.5	57.8	0.025	32
Total Inferred		**182.4**	**0.019**	**77**

Trust | Respect | Integrity

(1) Resources stated as contained within a pit shell developed using a metal price of US$3.00/lb Cu, mining costs of US$2.00/tonne, milling costs of US$11/tonne, G&A cost of US$5.00/tonne, 87% metallurgical recoveries and an average pit slope of 43 degrees.

(2) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves.

(3) It is reasonably expected that the majority of Inferred mineral resources could be upgraded to Indicated mineral resources with additional exploration.

Qualified Persons

Andrew W. West, Certified Professional Geologist, Exploration Manager for Trilogy Metals Inc., is a Qualified Person as defined by National Instrument 43-101. Mr. West has reviewed the technical information in this news release and approves the disclosure contained herein.

About Trilogy Metals

Trilogy Metals Inc. is a metals exploration and development company focused on exploring and developing the Ambler mining district located in northwestern Alaska. It is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic volcanogenic massive sulphide ("VMS") deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper and cobalt mineralization. Exploration efforts have been focused on two deposits in the Ambler mining district - the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within the Company's land package that spans approximately 143,000 hectares. The Company has an agreement with NANA Regional Corporation, Inc., a Regional Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

Company Contact

Patrick Donnelly
Vice President, Corporate Communications & Development
patrick.donnelly@trilogymetals.com
604-630-3569

604-638-8088 or 1-855-638-8088
# # #

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, further drilling activity, the potential advancement of the AMDIAP, the UKMP and mining generally in Alaska, the timing and the filing of updated reports on the Company's projects, the future price of copper, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects, the likelihood and timing of the AMDIAP, the potential future development of Bornite, the future operating or financial performance of the Company, planned expenditures and the anticipated activity at the UKMP Projects, are forward-looking statements. The assay results from the drill holes discussed in this press release should not be considered representative of other drilling results for



Trust | Respect | Integrity

the 2018 drilling campaign. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration plans and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving success of exploration, development and mining activities, permitting timelines, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses; mineral reserve and resource estimates and the assumptions upon which they are based; assumptions and discount rates being appropriately applied to the pre-feasibility study; our assumptions with respect to the likelihood and timing of the AMDIAP; capital estimates; prices for energy inputs, labour, materials, supplies and services the interpretation of drill results, the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties as well as the construction of the access road; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, metal grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2017 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cautionary Note to United States Investors

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)—CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended ("CIM Definition Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (SEC), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that all or any part of "measured" or "indicated resources" will ever be converted into "reserves". Investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported by Trilogy Metals in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Arctic does not have known reserves, as defined under SEC Industry Guide 7. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.